

Mail Stop 4561

June 29, 2016

Takeshi Idezawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

>       **Re:     LINE Corporation**
>                 **Registration Statement on Form F-1**
>                 **Filed June 10, 2016**
>                 **Amendment No. 1 to Registration Statement on Form F-1**
>                 **Filed June 28, 2016**
>                 **File No. 333-211954**

Dear Mr. Idezawa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 119

1.      Over the past three fiscal years ended December 31, 2015 and through March 21, 2016, you have disposed of the gaming services of Hangame and related subsidiaries, your online matchmaking services business, your data management business and abandoned the MixRadio segment. The latter you have characterized as a strategic shift in your business. Since these discontinued operations would appear to be important events, please revise your Business section to discuss how these events have factored into the development of your business. See Item 4A.4 of Form 20-F.

Notes to Consolidated Financial Statements

24.  Discontinued Operations, page F-67

2.      Please provide us with a detailed breakdown of the expenses incurred by the MixRadio operations during 2015.  Ensure your descriptions clarify the nature of the expense and the activities performed.

3.      In your response to prior comment 4 you state that at the time of the acquisition in March 2015, MixRadio had 230 employees.  Clarify if these employees have been terminated in connection with the abandonment of the business, or if they remain your employees and with which product and service offerings they are currently associated.

4.      We note your disclosure on page 136 that LINE Music is your on-demand subscription service that enables users to purchase and stream songs from a catalogue of over 15 million songs, create playlists of their favorite music and send music of playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timelines. Clarify if, and how, the service offerings provided by MixRadio differ from the service offerings provided by LINE Music.  Please also address the location of MixRadio and LINE Music customers and the extent to which MixRadio customers became customers of LINE Music.

5.      Clarify how many monthly active users and monthly paying users were acquired with the MixRadio acquisition.

6.      On page 70 you disclose the following: "From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia.  While we achieved significant user growth in other parts of the world in 2013 and 2014, beginning in early 2015, we have refocused our marketing efforts on key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions." In the press release announcing the acquisition of MixRadio, you stated that the MixRadio acquisition "presents a huge scope to expand [your] service to even more people around the world."  However, you also stated in your response to prior comment 24 that the acquisition "was considered to be a strategic investment to be integrated with the LINE business and portal platform in order to expand the content and services provided to [your] end users."  Please clarify for us the underlying reasons for the acquisition of MixRadio, including the expected synergies from the acquisition that gave rise to the ¥2,999,444 thousand yen of goodwill as disclosed on page F-91.  Please also provide additional details as to the nature of any changes to your market strategies in connection with the February 2016 decision to abandon the MixRadio offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in

Takeshi Idezawa
LINE Corporation
June 29, 2016
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc:     Jinduk Han, Esq.
        Cleary Gottlieb Steen & Hamilton LLP